Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated September 15, 2023

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2023;

•	to disclose the calculation of our August 31, 2023 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to provide an update regarding our financing arrangements; and

•	to provide an update to the status of our current public offering.

October 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2023 (and repurchases as of September 30, 2023) is as follows:

Transaction Price (per share)
Class S	$25.0677
Class T	$24.8313
Class D	$24.8815
Class M	$24.9381
Class I	$24.2301
Class F*	$25.1334
Class Y*	$24.1877

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The October 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2023. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2023 that would have a material impact on our

NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2023 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2023.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2023 (dollar amounts in thousands):

Components of NAV	August 31, 2023
Loans receivable	$7,769,243
Investment in real estate	184,173
Mortgage-backed securities held-to-maturity	92,963
Mortgage-backed securities, at fair value	233,666
Cash and cash equivalents	94,415
Restricted cash	17,582
Other assets	220,836
Collateralized loan obligation, net of deferred financing costs	(4,325,419)
Repurchase agreements payable, net of deferred financing costs	(332,724)
Credit facility payable, net of deferred financing costs	(839,301)
Mortgage note, net of deferred financing costs	(123,420)
Accrued stockholder servicing fees(1)	(1,336)
Other liabilities	(102,042)

Net asset value	$2,888,636

Number of outstanding shares	116,822,310

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of August 31, 2023, we accrued under GAAP $113,399 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2023 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,576,914	$35,592	$17,124	$118,931	$1,099,195	$18,950	$21,930	$2,888,636
Number of outstanding shares	62,906,183	1,433,345	688,215	4,769,051	45,364,880	753,988	906,648	116,822,310

NAV per Share as of August 31, 2023	$25.0677	$24.8313	$24.8815	$24.9381	$24.2301	$25.1334	$24.1877

Market Update

Longer-dated Treasury yields once again led the way higher in August, driven by reinforced hopes of a soft landing that allowed markets to walk back expectations of another rate hike. The 10-year Treasury yield rose 13bps in August and, at 4.09% as of August 31, 2023, is up 35bps since mid-July. Against this backdrop, the Bloomberg Agg returned -0.64% in August, bringing its YTD return to just 1.4% through August 31.

Transaction volume and commercial property prices continued their steady decline in July as the market adjusts to higher mortgage rates. Deal activity fell -74% from a year earlier and dropped to its lowest level of any month since the start of the pandemic in early 2020.1 To put the annual comparison in perspective, however, activity levels in July 2022 were near their all-time peak.

The RCA CPPI National All-Property Index fell -9.6% from a year earlier in July though prices have shown signs of stabilization over the past two months, as the national index actually rose by 5bps and 31bps in June and July, respectively.1 The 3-month moving average moved into positive territory in July (+0.6%), up from a low of -18.2% in January 2023.1

Among property types, apartments again saw the steepest decline at -12.2% as the highly rate-sensitive property type continues to adjust to higher mortgage rates.1 Notably, apartment prices rose 8bps in July from a month earlier, hinting that they may at last have seen the worst of the current cycle’s declines. Office saw the second-steepest decline at -8.3% from a year earlier.

Despite the uncertain price outlook, the fundamental picture underpinning most CRE assets (outside of office) continues to be relatively supportive. National vacancy rates are either declining or remain below pre-COVID levels in three of the four major sectors (Office being the outlier) as developers have been disciplined in adding new property types. In the retail, hotel and office sectors, real construction spending sits well below the peak of each of the prior three economic cycles.

Distressed activity has risen over the past year but has been largely concentrated in the office sector. Notably, distressed sales comprised just 1.8% of total sales in Q2 2023, compared to 2.0% for the average of the five-year period before the pandemic.1 The low level of distressed activity underscores the more disciplined underwriting since the global financial crisis (GFC).

Despite concerns that elevated interest rates and an increasingly restrained debt market will create a financing vacuum at a time when many commercial properties are in need of capital, the CRE capital markets are significantly more robust than during the leadup to the GFC. Not only is the debt market much more diversified—lenders outside banks and commercial mortgage-backed securities (CMBS) have sourced close to 40% of CRE lending growth in the past five years—but loans also have been made with more prudent terms than in the past.1

[1]	MSCI Real Capital Analytics, as of July 31, 2023, latest data available.

Crucially, the lower leverage point combined with a long run of price appreciation over the past decade means that in most cases, borrowers retain significant equity in their properties. This increases the incentive for them to work through the current period of stress, rather than simply turn the property over to their lender, which is the dynamic that helped create the vicious cycle during the GFC.

Portfolio Update

We generated positive total returns across all share classes in August 2023. Distributions were slightly offset by net asset value (NAV) depreciation of approximately $0.03 per share across all share classes. Interest income in excess of the monthly distribution contributed to NAV while an adjustment to the assumed exit cap rate for our single equity investment and unrealized depreciation in select commercial mortgage-backed securities (CMBS) holdings detracted from NAV performance.

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The new current annualized distribution rate is 7.62% for Class I shares, 7.12% for Class D shares, 7.11% for Class M shares, 6.52% for Class S shares and 6.58% for Class T shares, based on the October 1, 2023 transaction price.

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The tax equivalent distribution rate is 8.52% for Class I shares, 7.96% for Class D shares, 7.95% for Class M shares, 7.29% for Class S shares and 7.35% for Class T shares, based on the October 1, 2023 transaction price.

We met 100% of repurchase requests in August 2023.

We believe the portfolio is well positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt focused nature of our strategy as we believe that forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

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Continued strong performance. We have generated positive total returns in 66 out of 68 months; our largest monthly drawdown was just -0.27% in March 2020. Approximately 99.4% of the portfolio was comprised of performing assets as of August 31, 2023.

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High level of equity cushion beneath our loans. We believe the portfolio has been underwritten across property types and geography to appropriately reflect market conditions and the borrower’s business plan. For example, while the average loan-to-value (LTV) ratio across our entire senior loan portfolio was 67% at the time of loan closing, the average LTV ratio for our senior Office and Retail loans was just 63% and 64%, respectively, at the time of loan closing as of August 31, 2023.

•	Diversified composition of our $8.6 billion portfolio, which is weighted to multifamily properties.

•	The long-term nature of our borrowings as approximately 94% of our borrowings are financed through match-term, non-mark-to-market facilities.

•	Positive impact of higher interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of August 31, 2023. The portfolio’s duration was just 0.16 years.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

•	Dry powder for new investments. We have maintained a strong liquidity profile and remain disciplined in our underwriting standards as markets seek a new equilibrium.

Financing Arrangements

Repurchase Agreements

On August 24, 2023, FS CREIT Finance WF-1 LLC (“WF-1”), an indirect wholly owned special-purpose financing subsidiary of FS Credit Real Estate Income Trust, Inc., entered into a Maturity Date and Funding Period Extension Confirmation Letter and eleventh amendment to the Master Repurchase and Securities Contract (the “Eleventh Amendment”), amending the Master Repurchase and Securities Contract dated as of August 30, 2017 with Wells Fargo Bank, National Association, as buyer. The Eleventh Amendment provides for, among other things, an extension of each of the maturity date and the funding expiration date, in each case, from August 30, 2023 to August 30, 2024.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 30,586,451 shares of our common stock (consisting of 14,291,913 Class S shares, 15,168,347 Class I shares, 88,822 Class T shares, 141,500 Class D shares, and 895,869 Class M shares) in the primary offering for total proceeds of $757.75 million and (ii) 2,912,297 shares of our common stock (consisting of 1,582,582 Class S shares, 1,185,847 Class I shares, 38,260 Class T shares, 14,190 Class D shares, and 91,417 Class M shares) pursuant to our distribution reinvestment plan for a total value of $72.06 million.